UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management Corporation
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

February 25, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$10,203,860.52 (a)	Amount of Filing Fee:	$1,314.26 (b)

(a)           Calculated as the aggregate value of Units being purchased.

(b)           Calculated at $128.80 per 1,000,000 of the Transaction Valuation.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,214.42
Form or Registration No.: 005-85873
Filing Party: Ironwood Institutional Multi-Strategy Fund LLC
Date Filed: February 25, 2014

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                                                   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

This  final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 25, 2014 by Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase Units of Limited Liability Company Interest  (“Units”) in the Fund in an aggregate amount up to 10% of the Units of the Fund outstanding as of June 30, 2014 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 25, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund (“Members”) that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Standard Time, on March 27, 2014.

2.   8,962.879 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered pursuant to the Offer was calculated as of June 30, 2014 in the amount of $10,203,860.52.

 4.   The payment of the purchase price of the Units or portions of Units tendered was paid in accordance with the terms of the Offer to each Member whose tender was accepted by the Fund. For Members who did not tender their entire Units in the Fund, the Fund paid the Members 100% of the Members’ unaudited net asset value of the Units tendered. Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Members in their Letters of Transmittal on or about July 21, 2014. For Members who tendered their entire Units in the Fund, the Fund paid the Members 95% of the Members’ unaudited net asset value of the Units tendered on or about July 21, 2014 (the “Initial Payment”). The Fund will also pay the Members a payment (the “Subsequent Payment”) equal to the excess of (1) the net asset value of the Units tendered and purchased as of June 30, 2014 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Subsequent Payment will be paid on or about June 30, 2015, promptly after the completion of the Fund’s annual audit for its fiscal-year ending April 30, 2015.

For purposes of determining whether a tender is a full or partial tender of a Member’s Units, the Fund disregards its feeder fund and assesses ownership by “looking through” to the owners of the feeder fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT CORPORATION
as investment adviser

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

July 30, 2014